PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED DECEMBER 23, 1997)

                                  $50,000,000

                         NORTHERN ILLINOIS GAS COMPANY
                     (DOING BUSINESS AS NICOR GAS COMPANY)


            FIRST MORTGAGE BONDS, 6.58% SERIES DUE FEBRUARY 15, 2028

                               ------------------


     Interest on the New Bonds is payable semiannually on February 15 and August 15 of each year, commencing August 15, 1998. The New Bonds may not be redeemed by the Company prior to maturity.


                               ------------------


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.





===============================================================================================================
                                       PRICE TO                  UNDERWRITING                PROCEEDS TO
                                      PUBLIC(1)                  DISCOUNTS(2)               COMPANY(1)(3)
---------------------------------------------------------------------------------------------------------------
Per Bond                               99.968%                      .875%                      99.093%
---------------------------------------------------------------------------------------------------------------
Total                                $49,984,000                   $437,500                  $49,546,500
===============================================================================================================


   (1) Plus accrued interest from February 15, 1998.


   (2) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.


   (3) Before deducting expenses payable by the Company estimated at $177,000.

                               ------------------


     The New Bonds are offered subject to receipt and acceptance by the Underwriter, to prior sale and to the Underwriter's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the New Bonds will be made at the office of Salomon Brothers Inc Seven World Trade Center, New York, New York, or through the facilities of The Depository Trust Company, on or about February 25, 1998.

                               ------------------


                              SALOMON SMITH BARNEY



The date of this Prospectus Supplement is February 18, 1998.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NEW BONDS. SPECIFICALLY, THE UNDERWRITER MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE NEW BONDS IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".



                              RECENT DEVELOPMENTS



     Recent operating results (unaudited) for the Company are as follows:



                                                       THREE MONTHS ENDED    TWELVE MONTHS ENDED
                                                          DECEMBER 31            DECEMBER 31
                                                       ------------------    --------------------
                                                        1997       1996        1997        1996
                                                       -------    -------    --------    --------
Statement of Income Data (Millions):
  Operating revenues...............................    $515.5     $512.0     $1,730.5    $1,610.2
  Net income.......................................      32.4       30.7        106.9       107.1



     Operating revenues increased $3.5 million and $120.3 million for the three- and twelve-month periods, respectively. In each period the change was due primarily to higher natural gas supply costs, which are recovered from customers.



     Net income for the three-month period rose $1.7 million as additional gains from property sales and lower operating and maintenance expenses more than offset the impact of warmer weather. Net income for the twelve-month period was essentially unchanged at $106.9 million. Positive factors in the twelve-month period included lower operating and maintenance expenses, additional gains from property sales and the positive impact of tax related matters. Negative factors in the twelve-month period included lower deliveries due, in part, to weather that was 3 percent warmer than the prior year and the carryover impact of rate design changes and a depreciation rate increase implemented as part of an April 1996 general rate increase.



                                USE OF PROCEEDS



     The net proceeds from the sale of the New Bonds will be used to replenish corporate funds used for the February 1, 1998 maturity of $25,000,000 principal amount of 5 7/8% First Mortgage Bonds and for the retirement of either the $25,000,000 principal amount of 6 1/4% First Mortgage Bonds due February 1, 1999 or a portion of the $75,000,000 principal amount of 8 1/4% First Mortgage Bonds due July 15, 2022.



                            DESCRIPTION OF NEW BONDS



     General Interest at the annual rate set forth on the cover page of the Prospectus Supplement will accrue from February 15, 1998, and is to be payable semiannually on February 15 and August 15 beginning August 15, 1998, to the person in whose name the New Bond is registered on the February 1 or August 1 (whether or not a business day) next preceding such interest payment date. The New Bonds will be limited to $50,000,000 aggregate principal amount, will be issued in fully registered form only, in denominations of $1,000 and integral multiples thereof, and will mature February 15, 2028.


     New Bonds of any denomination will be exchangeable for a like aggregate principal amount of New Bonds of different authorized denominations upon surrender of such New Bonds, with the request for such exchange, at Harris Trust and Savings Bank, Corporate Trust Department, 311 West Monroe Street, Chicago, Illinois, or at Harris Trust Company of New York, 77 Water St., 4th Floor, New York, New York. Principal and interest will be payable at the offices identified in the preceding sentence, except that any installment of interest on the New Bonds may, at the Company's option, be paid by mailing checks for such interest payable to or upon the written order of the person entitled thereto to the address of such person as it appears on the registration books.

     Reference is made to the Prospectus for a description of the general terms of the New Bonds which the particular description herein supplements.


     Redemption. The New Bonds may not be redeemed by the Company prior to maturity.



     Sinking Fund.  No sinking fund is provided for the New Bonds.



                                  UNDERWRITING



     Salomon Brothers Inc (the "Underwriter") has agreed to purchase from the Company, and the Company has agreed to sell to the Underwriter, all of the New Bonds. The Underwriting Agreement provides that the obligation of the Underwriter is subject to certain conditions precedent and that the Underwriter will be obligated to purchase all of the New Bonds if any are purchased.



     The Company has been advised by the Underwriter as follows:



     The Underwriter proposes to offer part of the New Bonds directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and part to dealers at a price which represents a concession of 0.500% of the principal amount under the public offering price, and the Underwriter may offer the New Bonds to certain brokers or dealers who are either a parent or subsidiary of the Underwriter at not less than such price to dealers. The Underwriter may allow and such dealers may reallow a concession, not in excess of 0.250% of the principal amount, to certain other dealers. After the initial public offering, the public offering price and concessions may be changed.



     In order to facilitate the offering of the New Bonds, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the New Bonds. Specifically, the Underwriter may overallot in connection with the offering, creating a short position in the New Bonds for its own account. In addition, to cover overallotments or to stabilize the price of the New Bonds, the Underwriter may bid for, and purchase, the New Bonds in the open market. Any of these activities may stabilize or maintain the market price of the New Bonds above independent market levels. The Underwriter is not required to engage in these activities and may end any of these activities at any time.



     There is presently no trading market for the New Bonds and there is no assurance that a market will develop. Although it is under no obligation to do so, the Underwriter presently intends to act as a market maker for the New Bonds in the secondary trading market but may discontinue market making at any time without notice.



     The Company has agreed to indemnify the Underwriter against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended.

================================================================================


     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH THEY RELATE. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.


                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
        PROSPECTUS SUPPLEMENT
Recent Developments...................  S-2
Use of Proceeds.......................  S-2
Description of New Bonds..............  S-2
Underwriting..........................  S-3
              PROSPECTUS
Available Information.................    2
Incorporation by Reference............    2
The Company...........................    2
Use of Proceeds.......................    2
Description of Bonds..................    3
Plan of Distribution..................    7
Legal Opinions........................    7
Experts...............................    7


================================================================================
================================================================================

                                  $50,000,000

                               NORTHERN ILLINOIS
                                  GAS COMPANY

                              FIRST MORTGAGE BONDS


                                  6.58% SERIES


                             DUE FEBRUARY 15, 2028
                               ------------------

                             PROSPECTUS SUPPLEMENT


                               FEBRUARY 18, 1998


                               ------------------
                              SALOMON SMITH BARNEY


================================================================================